Via EDGAR and Federal Express
May 17, 2010
Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-6248

Re:	Oasis Petroleum Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed April 23, 2010 File No. 333-165212
Ladies and Gentlemen:
     Set forth below are the responses of Oasis Petroleum Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporate Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 12, 2010, with respect to the Company’s Amendment No. 2 to Form S-1 filed with the Commission on April 23, 2010, File No. 333-165212 (the “Registration Statement”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we will hand deliver three full copies of Amendment No. 3, as well as three copies of Amendment No. 3 that are marked to show all changes made since the filing of Amendment No. 2 to the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.
Prospectus Summary
Corporate Sponsorship and Structure, page 6
1. In your diagrams of ownership structure before and after giving effect to this offering, please disclose by footnote or otherwise any affiliates that are also affiliates of EnCap, Oasis Petroleum Management LLC, and/or OAS Holding Company LLC.

Securities and Exchange Commission
May 17, 2010

     Response:
     We acknowledge the Staff’s comment and have revised the footnote disclosure to include any affiliates that are also affiliates of EnCap, Oasis Petroleum Management LLC, and/or OAS Holding Company LLC. Other than those disclosed in the added footnotes, there are no other affiliates that own an equity interest in OAS Holdings Company LLC. Please see page 7 of the prospectus included in Amendment No. 3.
Use of Proceeds, page 35
2. We note your response to prior comment 8, as well as your response to prior comment 13 from our letter dated April 2, 2010. In line with your disclosure provided on page 8 of the prospectus summary, please revise your disclosure in this section to quantify, to the extent there any proceeds remaining after repaying your indebtedness, the remaining proceeds that will be used to fund exploration and development. Please provide the use of proceeds information in tabular format.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to quantify, to the extent there any proceeds remaining after repaying our indebtedness, the remaining proceeds that will be used to fund exploration and development. The use of proceeds information has been revised to reflect disclosure in tabular format. Please see page 37 of the prospectus included in Amendment No. 3.
Principal and Selling Stockholders, page 111
3. Please disclose the natural person or persons that have voting and/or dispositive power over the shares held by the entities listed. Please also tell us why EnCap is not indentified in this table, as it appears to be a principal and selling stockholder.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to state the natural person or persons that have voting and/or dispositive power over the shares held by the entities listed. We have also added disclosure to the table to describe the nature of EnCap’s ownership of our common stock. Please see pages 120-121 of the prospectus included in Amendment No. 3.

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 3 to David Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,
By:	/s/ Thomas B. Nusz
Thomas B. Nusz
Chairman, President and Chief Executive Officer

Enclosures

cc:	Kevin Dougherty, Securities and Exchange Commission T. Mark Kelly, Vinson & Elkins L.L.P. David P. Oelman, Vinson & Elkins L.L.P. G. Michael O’Leary, Andrews Kurth LLP David C. Buck, Andrews Kurth LLP